

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via E-mail</u>
Sherilyn S. McCoy
Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

     RE: **Avon Products, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 29, 2012
               File No. 1-04881

Dear Ms. McCoy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ John Cash, for

                         Terence O'Brien
                         Accounting Branch Chief